SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AlerisLife Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33832D205

(CUSIP Number)

Richard W. Siedel, Jr.

Chief Financial Officer and Treasurer

Diversified Healthcare Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 796-8350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33832D205	13D/A	Page 1 of 6 Pages

1.	Names of Reporting Persons Diversified Healthcare Trust

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,515,633

	8.	Shared Voting Power 8,176,025

	9.	Sole Dispositive Power 2,515,633

	10.	Shared Dispositive Power 8,176,025

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,691,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%*

14.	Type of Reporting Person OO

*	Based on 33,466,133 shares of common stock, $0.01 par value per share (the “Common Shares”), of AlerisLife Inc., formerly known as Five Star Senior Living Inc. (the “Issuer”), issued and outstanding as of February 1, 2023, as reported in the Issuer’s Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 17, 2023.

CUSIP No. 33832D205	13D/A	Page 2 of 6 Pages

1.	Names of Reporting Persons DHC Holdings LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,176,025

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,176,025

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,176,025

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐

13.	Percent of Class Represented by Amount in Row (11) 25.9%*

14.	Type of Reporting Person OO

*	Based on 33,466,133 Common Shares issued and outstanding as of February 1, 2023, as reported in the Issuer’s Schedule 14D-9 filed with the SEC on February 17, 2023.

CUSIP No. 33832D205	13D/A	Page 3 of 6 Pages

This Amendment No. 3 (this “Schedule 13D/A”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 5, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on January 2, 2020 and Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 18, 2020 (as amended, the “Schedule 13D”), is being filed by Diversified Healthcare Trust (“DHC”), a Maryland real estate investment trust, and DHC Holdings LLC (“DHC Holdings”), a Maryland limited liability company and a newly-formed wholly owned subsidiary of DHC (collectively the “Reporting Persons” and each a “Reporting Person”), in connection with the proposed acquisition of AlerisLife Inc., formerly known as Five Star Senior Living Inc. (the “Issuer”), by ABP Acquisition 2 LLC (the “Purchaser”), pursuant to a tender offer for all of the outstanding shares of common stock, par value $0.01 per share, of the Issuer (“Common Shares”).

 Item 1.   Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the Common Shares. The Issuer’s principal executive offices are located at Two Newton Place, 255 Washington Street, Newton, Massachusetts 02458.

Item 2.   Identity and Background.

“Item 2. Identity and Background” of the Schedule 13D/A is hereby amended and restated as follows:

This Schedule 13D/A is being filed jointly on behalf of the Reporting Persons.  The Reporting Persons have no agreements that would cause them to be a “group” for purposes of this Schedule 13D/A, but are required to file this Schedule 13D/A in respect of the same securities, as contemplated by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The business address and principal office address of the Reporting Persons is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

DHC is a Maryland real estate investment trust and its principal business is to operate as a real estate investment trust. The Managing Trustees of DHC are Jennifer F. Francis and Adam D. Portnoy and the Independent Trustees of DHC are John L. Harrington, Lisa Harris Jones, Daniel F. LePage, David A. Pierce and Jeffrey P. Somers. The executive officers of DHC are Jennifer F. Francis, President and Chief Executive Officer, and Richard W. Siedel, Jr., Chief Financial Officer and Treasurer.

DHC Holdings is a Maryland limited liability company and its principal business is to engage in any activity or business which may be lawfully carried on by a limited liability company organized under the Maryland Limited Liability Company Act, including investing in securities of public and private companies. The Directors of DHC Holdings are Jennifer F. Francis and Adam D. Portnoy. The executive officers of DHC Holdings are Jennifer F. Francis, President and Chief Executive Officer, and Richard W. Siedel, Jr., Chief Financial Officer and Treasurer.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D/A is attached as Exhibit 99.6 hereto.

Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any individual specified above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, each of the individuals listed above is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

CUSIP No. 33832D205	13D/A	Page 4 of 6 Pages

Item 4.   Purpose of Transaction.

The last two paragraphs of “Item 4. Purpose of Transaction” of the Original Schedule 13D are hereby amended and restated as follows:

Except as described in Item 6 below, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right, at any time and from time to time, to review or reconsider their position and/or change its purpose and/or formulate plans or proposals with respect thereto.

In the event that the Proposed Transaction (as defined below) is not completed, DHC, on behalf of the Reporting Persons, intends to review from time to time the investment in the Issuer and the Issuer’s business affairs, financial position, performance and other investment considerations. DHC, on behalf of the Reporting Persons, may from time to time engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and DHC’s liquidity requirements and investment considerations, and subject to the limitations in the agreements described below, DHC may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)     DHC beneficially owns 10,691,658 Common Shares, 8,176,025 of which are directly owned by DHC Holdings, which represent 31.9% and 25.9%, respectively, of the issued and outstanding Common Shares as of February 1, 2023. DHC has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 2,515,633 Common Shares it directly owns. DHC, as sole member of DHC Holdings, and DHC Holdings have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 8,176,025 Common Shares directly owned by DHC Holdings.

Adam D. Portnoy beneficially owns 2,030,115 Common Shares (a portion of which are subject to vesting requirements), which represents approximately 6.1% of the issued and outstanding Common Shares as of February 3, 2023 and which are not included in the percentages owned by the Reporting Persons.  Mr. Portnoy has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 57,332 of such Common Shares.  In addition, as president, sole trustee and a beneficial owner of ABP Trust, Mr. Portnoy may be deemed to beneficially own 1,972,783 Common Shares beneficially owned by ABP Trust.  1,799,999 of these Common Shares are directly owned by ABP Acquisition LLC (“ABP LLC”), a wholly owned subsidiary of ABP Trust, and 172,784 of these Common Shares are directly owned by ABP Trust.  The Reporting Persons expressly disclaim any beneficial ownership of the Common Shares beneficially owned by Mr. Portnoy, ABP Trust and ABP LLC.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above beneficially own an aggregate of 30,403 Common Shares (a portion of which are subject to vesting requirements), which represents less than 1% of the issued and outstanding Common Shares and which are not included in the percentages owned by the Reporting Persons.  The Reporting Persons expressly disclaims any beneficial ownership of these Common Shares. To the Reporting Persons’ knowledge, the other individuals named in Item 2 above have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the Common Shares they beneficially own.

The percentages of beneficial ownership reported in this Schedule 13D/A are based on 33,466,133 Common Shares outstanding as of February 1, 2023, as reported in the Issuer’s Schedule 14D-9 filed with the SEC on February 17, 2023.

CUSIP No. 33832D205	13D/A	Page 5 of 6 Pages

(c)            No transactions have been effected by the Reporting Persons or to the knowledge of the Reporting Persons, any of the individuals named in Item 2 above in the Issuer’s securities in the past sixty days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D/A.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” contained in the Schedule 13D is hereby amended to include the following:

On February 2, 2023, in connection with the proposed acquisition of the Issuer by the Purchaser pursuant to a tender offer for all of the outstanding Common Shares (other than the Common Shares owned by ABP Acquisition LLC or ABP Trust), at a price of $1.31 per share (the “Proposed Transaction”), DHC entered into a Consent and Amendment Agreement (the “Consent Agreement”) with the Purchaser, ABP Acquisition LLC, ABP Trust and Adam D. Portnoy (collectively, the “Requesting Parties”).

Pursuant to the Consent Agreement, DHC: (1) consented to the Issuer’s granting of certain exceptions to the ownership restrictions set forth in its charter to the Requesting Parties in connection with the Proposed Transaction, (2) waived any default under its Master Management Agreement and Guaranty Agreement with the Issuer (the “DHC/ALR Agreements”) arising or resulting from the Proposed Transaction, (3) agreed to tender all of the 10,691,658 Common Shares that the Reporting Persons own, representing an aggregate of 31.9% of the outstanding Common Shares, into the tender offer at the tender offer price, subject to the right, but not the obligation, to purchase, in a single private transaction, on or before December 31, 2023, a number of shares of common stock of the surviving entity in the Proposed Transaction constituting a percentage up to 31.9% of the then issued and outstanding shares of the common stock of the surviving entity based on the tender offer price and otherwise pursuant to a stockholders agreement to be entered into at the time of any such purchase on such terms as are negotiated and mutually agreed by the parties, and (4) agreed to amend the DHC/ALR Agreements to eliminate any change of control default or event of default provisions effective upon the consummation of the Proposed Transaction. The foregoing description of the Consent Agreement is not complete and is qualified in its entirety by reference to the full text of the Consent Agreement, a copy of which is filed to this Schedule 13D as Exhibit 99.7.

On February 2, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ABP Acquisition LLC (“Parent”) and the Purchaser, pursuant to which, and upon the terms and subject to the conditions thereof, on February 17, 2023, the Purchaser commenced a tender offer (the “Offer”) to acquire all of the outstanding Common Shares (other than Common Shares held by Parent, the Purchaser, any other direct or indirect wholly owned subsidiary of Parent or any person that owns, directly or indirectly, all of the outstanding equity interests of the Purchaser) at a price of $1.31 per share, net to the seller in cash, without interest (such amount per Share, the “Offer Price”), subject to any withholding of taxes. The Merger Agreement also provides that, among other things, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, the Purchaser will merge with and into the Issuer, with the Issuer being the surviving corporation (the “Merger”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Parent on February 17, 2023 (as amended or supplemented from time to time, the “Schedule TO”), which contains as exhibits an Offer to Purchase dated February 17, 2023 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, contain the terms of the Offer). In response to the Offer, the Issuer filed a Solicitation/Recommendation Statement on Schedule 14D-9 on February 17, 2023. The Offer will expire at one minute after 11:59 p.m., Eastern Time, on March 17, 2023, unless the Offer is extended.

CUSIP No. 33832D205	13D/A	Page 6 of 6 Pages

Item 7.   Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” of the Schedule 13D is hereby amended to include the following:

Exhibit 99.7	Consent and Amendment Agreement, dated as of February 2, 2023, among DHC, ABP Acquisition 2 LLC, ABP Acquisition LLC, ABP Trust and Adam D. Portnoy (Incorporated by reference to DHC’s Current Report on Form 8-K filed on February 3, 2023.)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2023
(Date)
DIVERSIFIED HEALTHCARE TRUST

/s/ Richard W. Siedel, Jr.
Richard W. Siedel, Jr.
Chief Financial Officer and Treasurer

DHC HOLDINGS LLC

/s/ Richard W. Siedel, Jr.
Richard W. Siedel, Jr.
Chief Financial Officer and Treasurer

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).